UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: February 8, 2023

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Cellectis S.A.

This Report on Form 6-K shall be deemed to be incorporated by reference in the registration statement of Cellectis S.A. (the “Company”) on Form F-3 (No. 333-265826), to the extent not superseded by documents or reports subsequently filed.

Information contained in this Report

The Company previously announced its offering of (i) 8,800,000 ordinary shares of the Company, nominal value €0.05 per share (the “Firm Shares”), to be delivered in the form of an aggregate of 8,800,000 American Depositary Shares (the “ADSs”), each ADS representing the right to receive one ordinary share of the Company, and (ii) at the option of the underwriters, up to an additional 1,320,000 ordinary shares of the Company (the “Option Shares”) to be delivered in the form of an aggregate of 1,320,000 ADSs, in each case at a public offering price of $2.50 per ADS (the “Offering”). On February 7, 2023, the Company announced the exercise by the underwriters, Jefferies LLC and Barclays Capital Inc., of their option to purchase an additional 1,107,800 ordinary shares of the Company to be delivered in the form of 1,107,800 ADSs.

The legal opinion of Jones Day relating to the ordinary shares in the Offering is filed as Exhibit 5.1 to this Report on Form 6-K and incorporated by reference herein and a consent relating to the incorporation of such opinion is filed as Exhibit 23.1 by reference to its inclusion within Exhibit 5.1 and incorporated by reference herein.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.

EXHIBITS

Exhibit	Description

5.1	Opinion of Jones Day, French counsel to the registrant.

23.1	Consent of Jones Day (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS SA

Date: February 8, 2023	By:	/s/ André Choulika
André Choulika
Chief Executive Officer